UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 15, 2018

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 15, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 15, 2018	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2018 RESULTS

Highlights

•
Reported GAAP net loss of $17.5 million, or $0.07 per share, and adjusted net loss(1) of $18.0 million, or $0.07 per share, in the third quarter of 2018 (excluding items listed in Appendix A to this release).

•	Generated GAAP loss from operations of $2.2 million and total cash flow from vessel operations(1) of $27.8 million in the third quarter of 2018.

•	Crude spot tanker rates strengthened counter-seasonally during the third quarter of 2018 and have continued to increase in the fourth quarter of 2018 to-date.

•	Completed three previously-announced financings amounting to approximately $100 million of additional liquidity.

Hamilton, Bermuda, November 15, 2018 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2018:

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	September 30, 2018	June 30, 2018	September 30, 2017
GAAP FINANCIAL COMPARISON
Total revenues	175,915	171,659	91,238
Loss from operations	(2,166)	(13,415)	(13,734)
Net loss	(17,484)	(27,413)	(22,380)
Loss per share	(0.07)	(0.10)	(0.12)
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (1)	27,750	16,554	20,551
Adjusted net loss (1)	(18,001)	(28,743)	(13,966)
Adjusted loss per share (1)	(0.07)	(0.11)	(0.08)
Free cash flow (1)	12,558	1,980	11,947
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

GAAP net loss and non-GAAP adjusted net loss for the third quarter of 2018 compared to the same period of the prior year were negatively affected by the expiry of time-charter out contracts for various vessels which have subsequently traded in the spot market at lower rates, and costs associated with the sale-leaseback transactions relating to six Aframax tankers. These were partially offset by higher average spot tanker rates in the third quarter of 2018 compared to the same period in the prior year. GAAP net loss in the third quarter of 2017 included a loss on sales of vessels.
Compared to the second quarter of 2018, GAAP net loss and non-GAAP adjusted net loss for the third quarter of 2018 were primarily affected by higher average spot tanker rates.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“Crude tanker rates strengthened counter-seasonally during the third quarter of 2018, which is typically the weakest quarter of the year, and exceeded our results from last quarter,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer.  “In the fourth quarter to-date, crude tanker rates have continued to strengthen, driven primarily by very low fleet growth as a result of high scrapping activity and higher oil production from OPEC, Russia and the United States.  Higher oil production in the United States is also positive for mid-size tanker demand due to direct exports to Europe on Suezmax and Aframax tankers and reverse lightering demand in the U.S. Gulf.  Looking ahead, we are very encouraged by the recent strength in crude tanker rates, and we believe that we are at the beginning of a more sustained recovery in the tanker market.”

“While the tanker market improves, we continue to work on various financing initiatives, including the recent completion of two sale-leaseback transactions and a loan to fund working capital in our revenue sharing agreement (RSA) pooling operations, all of which have further improved Teekay Tankers' liquidity and extended our debt maturity profile.”

Summary of Recent Developments
Completed Financings
In September and November 2018, Teekay Tankers completed two sale-leaseback transactions relating to six vessels and four vessels, respectively.

Also in November 2018, Teekay Tankers completed a loan to finance working capital for the Company's RSA pool management operations.

These transactions provide a total of approximately $100 million of liquidity after the repayment of outstanding debt related to the ten vessels, of which approximately $40 million of liquidity relates to transactions that closed after September 30, 2018.
Tanker Market
Crude tanker spot rates firmed counter-seasonally during the third quarter of 2018, which is typically the weakest quarter of the year, as higher OPEC and Russian oil production, coupled with strong crude oil exports out of the U.S. Gulf, offset the impact of seasonally lower oil demand. Crude tanker rates during the third quarter of 2018 averaged higher than rates in the second quarter for the first time since 2014.

Crude tanker rates have continued to strengthen during the early part of the fourth quarter of 2018, particularly in the Atlantic Basin with Aframax tanker rates in this region attaining levels not seen since December 2016 and Suezmax tanker rates averaging the highest since March 2017. While the Pacific Aframax market has not risen as strongly, rates have trended higher than prior quarters. This strength in rates is being driven by high levels of global oil production in recent months, with OPEC adding a net 1.0 million barrels per day (mb/d) of crude oil production to the market since April 2018. Most of this increase has come from the Middle East and Libya, with increased production in these regions more than offsetting lower production from Venezuela and Iran. Russia has added 0.4 mb/d of oil production over the same time frame, which has increased mid-size tanker demand in the Baltic, Black Sea and Mediterranean. U.S. crude oil exports have also increased in recent months, and have averaged over 2 mb/d since May 2018. This is also positive for mid-size tanker demand, due to both direct exports to Europe on Aframaxes and Suezmaxes and through reverse lightering demand in the U.S. Gulf.

New U.S. sanctions on Iranian crude oil imports entered into force on November 5, 2018. However, it is becoming more apparent that the other members of OPEC have sufficient spare oil production capacity to be able to offset any decline in Iranian exports. In addition, the U.S. recently granted waivers to eight countries, allowing them to continue importing Iranian crude for the next six months. The resulting increase in oil production has pushed crude oil prices back below $70/bbl, which is positive for tanker earnings in the near-term due to lower bunker costs. However, it may cause OPEC to revisit production levels in the coming months, which could create some rate volatility through the early part of 2019.

One of the key drivers behind the recent strengthening in crude tanker rates is the very low level of fleet growth seen year-to-date. During the first nine months of 2018, a total of 22.7 million deadweight tonnes (mdwt) of tankers were delivered into the fleet while 19.2 mdwt were removed for scrapping, resulting in net fleet growth of just 3.5 mdwt (or 0.6 percent). Looking ahead, the Company forecasts that fleet growth will increase moderately in 2019 due to a relatively lower level of scrapping, but is expected to remain below long-term average levels of approximately 3 percent. The Company expects that fleet growth will also remain low in 2020 based on the current orderbook and the very limited remaining slots available at shipyards in that year.

Global oil demand remains firm, though forecasting agencies have slightly revised down their outlook for 2019 based on expectations of a modest slowdown in the global economy. Nevertheless, the forecast of 1.4 mb/d oil demand growth in 2019 (average of IEA, EIA and OPEC forecasts), is only marginally lower than estimated growth of 1.5 mb/d in 2018, which is expected to help support crude tanker demand next year. According to the EIA, U.S. crude oil production is forecast to increase by 1.2 mb/d in 2019. Much of this additional production is anticipated to be available for export from the second half of 2019, when new pipeline capacity is due to come online bringing shale oil from the Permian region to the U.S. Gulf coast. Finally, the introduction of the new IMO regulations on sulphur content in bunker fuels due to come into force on January 1, 2020, is expected to be positive for tanker demand due to an increase in refinery throughput, the emergence of new long-haul trade routes, and the potential for floating storage demand for both crude and product tankers.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in RSAs, voyage charters and full service lightering, in each case measured in net revenues(v) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2018(i)	June 30, 2018(i)	September 30, 2017(i)
Time Charter-Out Fleet
Suezmax revenue days	162	182	390
Suezmax TCE per revenue day	$17,630	$21,508	$23,098
Aframax revenue days	393	512	550
Aframax TCE per revenue day	$20,559	$21,269	$21,937
LR2 revenue days	92	137	184
LR2 TCE per revenue day	$17,732	$17,214	$17,134

Spot Fleet
Suezmax revenue days	2,476	2,516	1,415
Suezmax spot TCE per revenue day (ii)	$15,825	$12,745	$13,426
Aframax revenue days	1,402	1,345	869
Aframax spot TCE per revenue day (iii)	$13,693	$12,113	$11,750
LR2 revenue days	644	590	433
LR2 spot TCE per revenue day (iv)	$12,527	$10,854	$10,627

Total Fleet
Suezmax revenue days	2,638	2,698	1,805
Suezmax TCE per revenue day	$15,936	$13,336	$15,516
Aframax revenue days	1,795	1,857	1,419
Aframax TCE per revenue day	$15,197	$14,638	$15,566
LR2 revenue days	736	727	617
LR2 TCE per revenue day	$13,178	$12,057	$12,568

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue yet is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(iv)	Includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters.

(v)	Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
Fourth Quarter of 2018 Spot Tanker Rates Update
Below is Teekay Tankers’ spot tanker fleet update for the fourth quarter of 2018 to-date:

•	The portion of the Suezmax fleet trading on the spot market has secured TCE per revenue day of approximately $19,000 per day on average with 59 percent of the available days fixed(1);

•	The portion of the Aframax fleet trading on the spot market has secured TCE per revenue day of approximately $19,900 per day on average with 54 percent of the available days fixed(2); and

•
The portion of the Long Range 2 (LR2) product tanker fleet trading on the spot market has secured TCE per revenue day of approximately $17,000 per day on average with 42 percent of the available days fixed(3).

(1) Combined average TCE rate includes Suezmax RSA and non-pool voyage charters.
(2) Combined average TCE rate includes Aframax RSA, non-pool voyage charters and full service lightering voyages.
(3) Combined average TCE rate includes Taurus RSA and non-pool voyage charters.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of November 1, 2018 (including one committed time charter-in contract for an Aframax tanker which is expected to commence during November 2018):

	Owned and Capital Lease Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	3	—	3
LR2 Product Tanker	—	—	—
Total Fixed-Rate Fleet	5	—	5
Spot-rate:
Suezmax Tankers	28	—	28
Aframax Tankers(i)	14	2	16
LR2 Product Tankers	9	—	9
VLCC Tanker(ii)	1	—	1
Total Spot Fleet	52	2	54
Total Conventional Fleet	57	2	59
STS Support Vessels	3	3	6
Total Teekay Tankers' Fleet	60	5	65

(i)	Includes two Aframax tankers with charter-in contracts that are scheduled to expire in November 2019 and March 2021.

(ii)	The Company’s ownership interest in this vessel is 50 percent.
Liquidity Update
As at September 30, 2018, the Company had total liquidity of $89.2 million (comprised of $54.4 million in cash and cash equivalents and $34.8 million in undrawn revolving credit facilities), compared to total liquidity of $80.2 million as at June 30, 2018. The Company’s liquidity as of September 30, 2018 does not reflect the sale-leaseback transaction and working capital loan that were completed in November 2018, which total approximately $40 million of additional liquidity to Teekay Tankers.
Conference Call
The Company plans to host a conference call on Thursday, November 15, 2018 at 1:00 p.m. (ET) to discuss its results for the third quarter of 2018. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (888) 220-8451 or (647) 484-0475, if outside of North America, and quoting conference ID code 1928190.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently owns a fleet of 46 double-hull tankers, including 26 Suezmax tankers, 11 Aframax tankers, and nine Long Range 2 (LR2) product tankers, and has four Suezmax tankers and six Aframax tankers related to capital leases and two contracted time charter-in vessels. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues and Cash Flow from Vessel Operations, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Consolidated Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Cash flow from vessel operations (CFVO) represents income (loss) from operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, and gains or losses on the sale of vessels and equipment. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control the equity-accounted vessels and investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entity in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity-accounted investments, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from equity-accounted investments, loss on sales of vessels, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity-accounted investments, gain on sales of vessels and certain other non-cash items. The Company includes FCF from equity-accounted investments as a component of its FCF. FCF from the equity-accounted investments represents the Company’s proportionate share of FCF from its equity-accounted investments. The Company does not control its equity-accounted investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted investments may not be available to the Company in the periods such FCF is generated by the equity-accounted investments. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.

Entities under common control represent a transfer of a business between entities under common control. As a result, Teekay Tankers consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation and had begun operations.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.
Important Notice to Reader
Effective January 1, 2018, the Company adopted the new revenue accounting standard, which had no impact on net loss but a material effect on revenues and voyage expenses since adoption. The Company previously presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, commencing January 1, 2018, the Company presents revenue from those voyages in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the effect of increasing both voyage charter revenues and voyage expenses for the three months ended September 30, 2018, and June 30, 2018 and the nine months ended September 30, 2018 by $73.6 million, $67.5 million, and $202.4 million, respectively.

Teekay Tankers Ltd.
Summary Consolidated Statements of Loss
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)	(unaudited)(1)

Voyage charter revenues (2)(4)	152,047	144,328	25,397	432,017	94,881
Time-charter revenues	12,326	17,384	24,681	51,820	85,102
Other revenues (3)	11,542	9,947	12,914	32,202	41,994
Net pool revenues (4)	—	—	28,246	—	108,535
Total revenues	175,915	171,659	91,238	516,039	330,512

Voyage expenses (2)(4)	(83,048)	(86,933)	(18,303)	(249,974)	(61,488)
Vessel operating expenses	(52,161)	(52,652)	(40,958)	(157,808)	(131,949)
Time-charter hire expense	(4,317)	(5,697)	(5,835)	(14,697)	(27,459)
Depreciation and amortization	(29,595)	(29,573)	(24,328)	(88,598)	(73,652)
General and administrative expenses	(8,747)	(9,407)	(7,622)	(27,939)	(24,875)
Gain (loss) on sales of vessels	—	170	(7,926)	170	(12,495)
Restructuring charge	(213)	(982)	—	(1,195)	—
Loss from operations	(2,166)	(13,415)	(13,734)	(24,002)	(1,406)

Interest expense	(15,006)	(13,931)	(7,299)	(41,666)	(21,681)
Interest income	250	160	305	568	744
Realized and unrealized gain (loss)
on derivative instruments (5)	596	1,116	390	4,725	(709)
Equity (loss) income (6)	(359)	(70)	(274)	265	(27,174)
Other expense	(799)	(1,273)	(1,768)	(3,940)	(5,918)
Net loss	(17,484)	(27,413)	(22,380)	(64,050)	(56,144)

Loss per share attributable
to shareholders of Teekay Tankers
- Basic and Diluted	(0.07)	(0.10)	(0.12)	(0.24)	(0.31)

Weighted-average number of total common
shares outstanding
- Basic and Diluted (1)	268,558,556	268,558,556	179,224,094	268,470,804	178,853,698

Number of outstanding shares of common stock at the end of the period	268,558,556	268,558,556	179,224,094	268,558,556	179,224,094

(1)
Prior to May 31, 2017, the Company owned 50 percent of Teekay Tanker Operations Ltd. (TTOL) and accounted for this investment using the equity method of accounting. The Company acquired the remaining 50 percent of TTOL on May 31, 2017 from Teekay Corporation, resulting in the Company owning 100 percent of TTOL and consolidating its results. Periods prior to May 31, 2017 have been recast to include 100 percent of TTOL's results on a consolidated basis in accordance with common control accounting as required under GAAP. As a result, the weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include the approximately 13.8 million shares of the Company's Class B common stock issued to Teekay Corporation as consideration for the acquisition. The impact of this recasting is referred to herein as the "Entities under Common Control", and such amounts are summarized for the respective periods in Appendix A.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $12.4 million, $22.9 million and $17.0 million for the three months ended September 30, 2018, June 30, 2018 and September 30, 2017, respectively, and $56.7 million and $52.4 million for the nine months ended September 30, 2018 and September 30, 2017, respectively.

(3)	Other revenues include lightering support and liquefied natural gas services revenue, and pool management fee and commission revenues earned from TTOL.

(4)
Commencing January 1, 2018, the Company adopted Accounting Standards Update 2014-09 as required under GAAP. The Company previously presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, commencing January 1, 2018, revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the impact of increasing both voyage charter revenues and voyage expenses for the three months ended September 30, 2018 and June 30, 2018 and the nine months ended September 30, 2018 by $73.6 million, $67.5 million, and $202.4 million, respectively. This change has been adopted prospectively from January 1, 2018.

(5)
Includes realized losses and gains relating to interest rate swaps entered into by the Company. For the three months ended September 30, 2018, June 30, 2018 and September 30, 2017, the Company recognized a realized gain on its interest rate swaps of $0.7 million, a realized gain of $0.7 million and a realized loss of $0.2 million, respectively, and a realized gain of $1.6 million and a realized loss of $0.9 million for the nine months ended September 30, 2018 and 2017, respectively. The Company recognized realized gains relating to a time-charter swap agreement of $1.1 million for the nine months ended September 30, 2017.

(6)
Included in equity (loss) income are the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker, its 50 percent interest in Gemini Tankers L.L.C. (until March 2018, when the remaining capital was returned to the Company), and its proportionate 11.3 percent share of earnings from its investment in Tanker Investments Ltd. (TIL) until November 27, 2017, when the Company completed a merger with TIL. From that date, TIL became a wholly-owned subsidiary of the Company, and it has been consolidated.

Components of equity (loss) income are detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
High-Q Joint Venture	(359)	(70)	788	265	2,337
Tanker Investments Ltd.	—	—	(1,064)	—	(1,384)
Fair value adjustment of
Tanker Investments Ltd. (i)	—	—	—	—	(28,124)
Gemini Tankers L.L.C.	—	—	2	—	(3)
Total equity (loss) income	(359)	(70)	(274)	265	(27,174)

(i)
As part of the accounting for the TIL merger, GAAP treats the Company's existing equity investment in TIL as being disposed of at its existing fair value and concurrently repurchased at such fair value, which is included in the cost of the acquisition of the 100 percent controlling interest in TIL. In June 2017, it was determined at that time that recovery of the carrying value of the Company's investment in TIL prior to closing of the merger would be unlikely. Consequently, a non-cash impairment of $28.1 million was required under GAAP to be recognized in the three months ended June 30, 2017 based on the difference between the carrying value of the investment at June 30, 2017 and its fair value based on the TIL share price on that date.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)(1)
ASSETS
Cash and cash equivalents	54,361	48,457	71,439
Restricted cash	1,794	1,858	1,599
Pool receivable from affiliates	26,923	24,714	15,550
Accounts receivable	17,048	15,912	19,288
Due from affiliates	50,551	50,034	49,103
Current portion of derivative assets	3,075	2,728	1,016
Prepaid expenses	22,662	21,523	18,690
Other current assets	1,385	3,103	—
Restricted cash - long-term	2,672	2,672	2,672
Vessels and equipment – net	1,556,959	1,695,722	1,737,792
Vessels related to capital leases – net	340,961	221,825	227,722
Investment in and advances to equity-accounted
investments	24,811	25,170	25,460
Derivative assets	5,531	5,797	4,226
Intangible assets – net	12,320	13,030	14,605
Other non-current assets	82	92	127
Goodwill	8,059	8,059	8,059
Total assets	2,129,194	2,140,696	2,197,348

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	41,069	39,885	42,468
Current portion of long-term debt	103,843	155,089	166,745
Current portion of derivative liabilities	—	16	—
Current obligation related to capital leases	15,839	7,454	7,227
Deferred revenue	89	61	557
Due to affiliates	18,391	39,422	19,717
Long-term debt	703,235	778,728	785,557
Long-term obligation related to capital leases	280,871	137,951	141,681
Other long-term liabilities	30,646	29,620	26,795
Equity	935,211	952,470	1,006,601
Total liabilities and equity	2,129,194	2,140,696	2,197,348

(1)	See note 1 to the Summary Consolidated Statements of Loss included in this release for further details.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2018	2017
	(unaudited)	(unaudited)(1)
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net loss	(64,050)	(56,144)
Non-cash items:
Depreciation and amortization	88,598	73,652
(Gain) loss on sales of vessels	(170)	12,495
Unrealized (gain) loss on derivative instruments	(3,287)	1,268
Equity (income) loss	(265)	27,174
Other	8,166	8,827
Change in operating assets and liabilities	(17,402)	7,013
Expenditures for dry docking	(17,035)	(6,448)
Net operating cash flow	(5,445)	67,837
FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	46,128	14,919
Repayments of long-term debt	(92,380)	(82,054)
Prepayment of long-term debt	(102,717)	(222,302)
Proceeds from financing related to sales and leaseback of vessels	156,644	153,000
Scheduled repayments of obligation related to capital leases	(8,841)	(2,312)
Cash dividends paid	(8,052)	(15,302)
Proceeds from equity offerings, net of offering costs	—	8,565
Proceeds from issuance of Class A common stock	—	5,000
Other	(92)	(241)
Net financing cash flow	(9,310)	(140,727)
INVESTING ACTIVITIES
Proceeds from sales of vessels	589	45,859
Expenditures for vessels and equipment	(3,463)	(3,503)
Return of capital from equity-accounted investment	746	—
Loan repayments from equity-accounted investment	—	550
Net investing cash flow	(2,128)	42,906

Decrease in cash, cash equivalents and restricted cash	(16,883)	(29,984)
Cash, cash equivalents and restricted cash, beginning of the period	75,710	94,907
Cash, cash equivalents and restricted cash, end of the period	58,827	64,923

(1)	See note 1 to the Summary Consolidated Statements of Loss included in this release for further details.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2018		September 30, 2017
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net loss - GAAP basis	(17,484)	($0.07)	(22,380)	($0.12)

Add specific items affecting net loss:
Loss on sales of vessels	—	—	7,926	$0.04
Unrealized gain on derivative instruments (2)	(4)	—	(310)	—
Other (3)	(513)	—	798	—
Total adjustments	(517)	—	8,414	$0.04
Adjusted net loss attributable to shareholders of Teekay
Tankers	(18,001)	($0.07)	(13,966)	($0.08)

(1)	Basic per share amounts.

(2)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps.

(3)
The amount recorded for the three months ended September 30, 2018 primarily relates to foreign exchange gains, debt issuance costs which were written off in connection with the refinancing of the Company's debt facilities and restructuring charges. The amount recorded for the three months ended September 30, 2017 includes the unrealized derivative gains and losses in joint ventures and foreign exchange gains and losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)

Net loss - GAAP basis	(17,484)	(22,380)

Add:
Depreciation and amortization	29,595	24,328
Proportionate share of free cash flow from equity-accounted investments	92	1,364
Loss on sales of vessels	—	7,926
Equity loss (1)	359	274
Other	—	745

Less:
Unrealized gain on derivative instruments	(4)	(310)

Free cash flow	12,558	11,947

Weighted-average number of common shares outstanding for the period - basic	268,558,556	179,224,094

(1)
Included in equity loss is the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker. For the three months ended September 30, 2017, equity loss also included the Company's 50 percent interest in Gemini Tankers L.L.C. and its proportionate 11.3 percent share of earnings from its investment in TIL prior to the TIL merger.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017
	(unaudited)	(unaudited)	(unaudited)
Loss from operations - GAAP basis	(2,166)	(13,415)	(13,734)
Depreciation and amortization	29,595	29,573	24,328
(Gain) loss on sales of vessels	—	(170)	7,926
CFVO – Consolidated	27,429	15,988	18,520
CFVO – Equity Investments (See this Appendix C)	321	566	2,031
Total CFVO	27,750	16,554	20,551

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity-Accounted Investments
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2018		June 30, 2018		September 30, 2017
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	1,363	682	2,012	1,006	24,861	4,144
Vessel and other operating expenses	(722)	(361)	(880)	(440)	(16,463)	(2,113)
Depreciation and amortization	(903)	(452)	(849)	(425)	(9,740)	(1,422)
(Loss) income from vessel operations of equity-accounted investments	(262)	(131)	283	141	(1,342)	609
Interest expense	(456)	(228)	(436)	(218)	(4,740)	(686)
Realized and unrealized gain (loss) on derivative instruments	—	—	13	7	(2)	(1)
Other	—	—	—	—	(1,756)	(199)
Equity loss of equity-accounted vessels	(718)	(359)	(140)	(70)	(7,840)	(277)

(Loss) income from vessel operations of equity-accounted investments	(262)	(131)	283	141	(1,342)	609
Depreciation and amortization	903	452	849	425	9,740	1,422
Cash flow from vessel operations of equity-accounted investments	641	321	1,132	566	8,398	2,031

(1) The Company’s proportionate share of its equity-accounted vessels and other investments ranges from 11.3 percent to 50 percent.
Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 10.9 percent to 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the effect of financing transactions recently completed on the Company’s liquidity and future debt maturity profile; expected contract commencement dates; and crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets, the occurrence and expected timing of a more sustained tanker market recovery, forecasts of worldwide tanker fleet growth, the amount of tanker scrapping and newbuild tanker deliveries, estimated growth in global oil demand and supply, future tanker rates, future OPEC oil supply, the impact of U.S. crude oil production and exports on mid-size tanker demand, and estimated impact of IMO 2020 regulations on tanker demand. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2017. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.